VARIABLE ANNUITY ACCOUNT C

State University of New York Defined Contribution Retirement Plan

ING Life Insurance and Annuity Company

Supplement Dated May 27, 2004 to
Contract Prospectus and Contract Prospectus Summary dated May 1, 2004

The information in this supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary each dated May 1, 2004. You should read this supplement along with the Contract Prospectus and/or Contract Prospectus Summary.

(1) The following replaces the section entitled "Fee Table – Separate Account Annual Expenses" in the Contract Prospectus on page 6.

Separate Account Annual Expenses (as a percentage of average account value)	ING VP Money Market Portfolio Subaccount	ING GET U.S. Core Portfolio Subaccount	All Other ING Fund/ Portfolio Subaccounts	All non-ING Subaccounts
Mortality and Expense Risk Charge	0.10%	0.75%	0.75%	0.85%
Administrative Expense Charge	0.25%	0.25%	0.25%	0.25%
ING GET Fund Guarantee Charge[1]	N/A	0.25%	N/A	N/A
Total Separate Account Annual Expenses	0.35%	1.25%	1.00%	1.10%

1   The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options—ING GET U.S. Core Portfolio" and "Fees—ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee Charge.

(2) The following is added to the beginning of the third paragraph of the section entitled "Investment Options – ING GET U.S. Core Portfolio" in the Contract Prospectus on page 11.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan.

(3)   The following paragraph is deleted from the section entitled "Death Benefit – During the Accumulation Phase – Payment Process" in the Contract Prospectus on page 24.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

(4)   The following replaces the last paragraph of the section entitled "Death Benefit" in the Contract Prospectus Summary on page 13.

Once income phase payments have begun, unless the beneficiary elects otherwise, lump-sum payments to beneficiaries will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

X.81216-04A   May 2004
C04-0521-008R (05/04)